April 26, 2013

Mr. Andrew D. Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-0404

Re:	W.W. Grainger, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-05684

Dear Mr. Mew:

We are writing in response to your letter dated April 12, 2013, commenting on our above-referenced filing.

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7: Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 12

Critical Accounting Estimates, page 22

Goodwill and Indefinite Lived Intangible Assets, page 22

1.
We note the two-step quantitative test was completed for two of your reporting units wherein you recorded an impairment charge for one of them and you determined the estimated fair value of the other reporting unit exceeded its carrying value. Please expand to disclose whether any other of your reporting units are at risk of failing step one of the impairment test or that the fair value of these reporting units is substantially in excess of carrying value. For each reporting unit that is at risk of failing step one, you should:

•	Identify the reporting unit;

•	Disclose the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible for the particular reporting unit;

•	Describe potential events and/or changes in circumstances for the reporting unit that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 34-48960.

Response:

As noted in the Critical Accounting Estimates section of MD&A and Note 3 to the consolidated financial statements, we completed our annual impairment testing, which included a qualitative assessment, to determine if it was more likely than not that the reporting unit's fair value was less than its carrying value. We concluded that for two of our reporting units we could not determine whether or not the fair value would be less than the carrying value based on this qualitative assessment. As such, we performed the two-step quantitative test for these two reporting units. Our qualitative testing for all other reporting units, which included consideration of the significant excess in fair value over carrying value from prior quantitative assessments, concluded there were no other reporting units for which it was more likely than not that the fair value of the reporting unit was less than the carrying value. As such, no additional disclosures were determined necessary for these reporting units.

The two-step quantitative goodwill impairment test was deemed appropriate for Grainger Lighting Services (GLS, formerly - Alliance Energy Solutions) and Fabory as we were unable to conclude solely using a qualitative assessment, that no further impairment testing was necessary. GLS ultimately failed the two-step test and an impairment charge of $4 million was recorded, reducing the carrying value of GLS' goodwill to $13 million, which was disclosed in MD&A and the footnotes. Step one of the quantitative test for Fabory resulted in its fair value exceeding its carrying value by approximately 18%. Accordingly, we concluded that there was not a significant risk of impairment for Fabory as of the October 1, 2012 test date and did not deem it necessary to provide additional disclosures specific to Fabory. Should future goodwill impairment tests indicate there are reporting units at risk of goodwill impairment, we will provide the appropriate disclosures, as required by applicable guidance in those filings.

Item 8: Financial Statements and Supplementary Data, page 28

Note 9 - Employee Benefits, page 54

Postretirement Benefits, page 55

2.	Please explain to us the modifications made to the employee contribution structure that resulted in decline of $84 million in your postretirement benefit obligation as of December 31, 2012.

Response:

During the fourth quarter 2012, Grainger implemented plan design changes to the post retirement plan effective January 1, 2013. Under the amended plan, employees hired after January 1, 2013 will no longer be eligible for retiree health benefits. Covered employees as of December 31, 2012 will remain eligible for participation in retiree health benefits when they retire while working for the Company. However, the employee contribution structure was modified.

The employee contribution structure did not change for the group of employees eligible to retire under the terms of the plan as of December 31, 2012 or within the next five years (grandfathered participants).

The employee contribution structure was changed prospectively for the non-grandfathered participants (approximately 81% of the population). Under the amended plan, the Company will no longer maintain the cost-sharing ratio between the Company and the non-grandfathered participants. The Company's contribution will be a fixed-dollar annual subsidy based on the 2013 retiree contribution rates. This change results in a substantial shift of the cost of the postretirement benefit from the Company to the non-grandfathered plan participants since they will bear a greater portion of future health care cost increases.
As a result of these plan design changes, there was an $84 million reduction to the postretirement benefit obligation as of December 31, 2012.

3.
Please tell us and disclose the changes in your assumptions resulting in the actuarial gain for the year ended December 31, 2012 related to your implementation of the Employer Group Waiver Plan and wrap-around plan for your Medicare eligible retiree medical plan participants. That is, provide insights on how the benefits remain to be comparable along with expected increases in Medicare payments to offset plan costs resulting from these implementations. Please advise us of any other factors such as increased cost sharing were associated with the gain.

Response:

During the fourth quarter 2012, the Company elected to no longer apply for the Medicare Part D Drug Subsidy (RDS) and instead implemented an Employer Group Waiver Plan and a secondary supplemental "wrap-around" plan (EGWP) for its Medicare eligible retiree health plan participants.

The combined impact of the EGWP and supplemental plan does not alter the benefits (i.e. same drug coverage and cost sharing requirements) expected to be provided to the plan participants. The EGWP is expected to provide increased subsidies from both the prescription drug manufacturers' 50% discount program enacted by health reform and increased government funding available to Part D plans which will continue to improve through the closing of the donut hole. The federal subsidies earned under EGWP are expected to exceed those under the RDS program. These increased subsidies are partially offset by an expected increase in administrative costs related to the EGWP. The accounting effects of the anticipated decrease in plan costs due to the implementation of the EGWP were treated as a change in assumptions (since benefits did not change) and recognized as an actuarial gain as of December 31, 2012. These changes were disclosed in Footnote 9 and MD&A for users of our financial statements to understand that the Company would have reduced costs going forward.

As you have requested, we hereby acknowledge the following:

•	Grainger is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Grainger may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope the foregoing responses adequately address the comments raised in your letter dated April 12, 2013. If there are any additional questions or comments, or if further clarification is needed, please contact the undersigned at (847) 535-1173.

Sincerely,

\s\ Gregory S. Irving
Gregory S. Irving
VP Finance & Controller, Chief Accounting Officer
W.W. Grainger, Inc.

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